

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)



Ref : BC/CPP/114/08



BY AIRMAIL

28th November, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

PROCESSED
DEC 12 2008
THOMSON REUTERS

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the
SEC
dated 28th November, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Circular relating to the Revision of the Existing Annual Caps under the Continuing Connected Transactions and Proposed Re-Election of Directors
   Date : 28th November, 2008
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Notice of Special General Meeting
   Date : 28th November, 2008
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

3. Document : Proxy Form for the Special General Meeting (or any adjournment thereof)
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS AND PROPOSED RE-ELECTION OF DIRECTORS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

滙富集團 KingswayGroup

Kingsway Capital Limited

A letter from the Board is set out on pages 4 to 10 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on page 11 and pages 12 to 18 of this circular respectively.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 15 December 2008 at 10:00 a.m. is set out on pages 28 to 29 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

28 November 2008

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Announcement"	the announcement dated 13 November 2008 issued by the Company
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the Bye-Laws of CPP (as amended from time to time)
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"CPP" or "Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions under the CP China-CCT Agreement and the CPP Supply Agreement
"CP China CCT-Agreement"	the supply agreement entered into between the Company and CP China on 18 April 2008 for the supply by the Group to CP China Group of Type A Merchandise required by the CP China Group on an ongoing basis
"CP China"	CP China Investment Limited, a company incorporated in the Cayman Islands with limited liability which is principally engaged in investment holding
"CP China Group"	CP China and its subsidiaries, jointly-controlled entities and associated companies
"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand which is principally engaged in trading business
"CPP Supply Agreement"	the supply agreement entered into between the Company and CP Intertrade on 18 April 2008 for the supply by the Group to CP Intertrade of Type A Merchandise required by CP Intertrade on an ongoing basis

"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to CP China of certain sale interests and sale loan pursuant to the terms of the disposal agreement dated 18 April 2008 entered into between the Company and CP China, details of which were set out in the Previous Announcement and Circular
"Existing Annual Caps"	the existing annual caps under the CP China-CCT Agreement and the CPP Supply Agreement approved at the Previous Special General Meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising independent non-executive Directors, to advise the Independent Shareholders in relation to the Revised Annual Caps
"Independent Shareholder(s)"	the Shareholders, other than the Chearavanont Shareholders and their respective associates
"Kingsway"	Kingsway Capital Limited, a licensed corporation for Type 6 regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Revised Annual Caps
"Latest Practicable Date"	24 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information included herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Previous Announcement and Circular"	the announcement dated 18 April 2008 and the circular dated 27 May 2008 issued by the Company in relation to, among other matters, the Disposal and the Continuing Connected Transactions

"Previous Special General Meeting"	the special general meeting of the Company held on 19 June 2008
"Revised Annual Caps"	the proposed revised annual caps for the Continuing Connected Transactions to be proposed for approval by the Independent Shareholders at the SGM
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be held to approve the Revised Annual Caps and the proposed re-election of Directors
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Type A Merchandise"	chlortetracycline, a feed additive
"US$"	United States dollars, the lawful currency of United States
"%"	per cent

In this circular, translations of RMB into HK$ are made for illustration purposes only at the exchange rate of RMB1.0 to HK$1.12. No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or at any other rates at all.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head office and Principal place of business in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

28 November 2008

To the Shareholders

Dear Sirs,

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS AND PROPOSED RE-ELECTION OF DIRECTORS

A. INTRODUCTION

The Board referred in the Announcement to the Previous Announcement and Circular in relation to the CP China-CCT Agreement and the CPP Supply Agreement. Transactions under each of these agreements and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting.

The significant increase in demand for the Group's supply of Type A Merchandise under the CP China-CCT Agreement and the CPP Supply Agreement in recent months has significantly exceeded the Board's previous expectation. As at 30 September 2008, the value of Type A Merchandise supplied by the Group to CP Intertrade almost reached the relevant annual cap for the entire financial year ending 31 December 2008. In addition, it is anticipated that the actual sales of Type A Merchandise by the Group to CP China Group during the period from the effective date of the CP China-CCT Agreement to 30 September 2008 together with the expected sales to CP China Group in the fourth quarter would exceed the relevant annual cap for the financial year ending 31 December 2008. In order to allow the Group to continue to supply Type A Merchandise under the terms and conditions set out in the CP China-CCT Agreement and the CPP Supply Agreement, the Company proposes to revise the Existing Annual Caps.

The Company also proposes to re-elect four Directors, namely Mr. Chatchaval Jiaravanon, Mr. Suphachai Chearavanont, Mr. Sakda Thanitcul and Mr. Pang Siu Chik, at the SGM.

The purpose of this circular is to give Shareholders (i) further information on the Revised Annual Caps and the re-election of Directors; (ii) the recommendation of the Independent Board Committee to the Independent Shareholders; (iii) the advice from Kingsway to the Independent Board Committee and the Independent Shareholders; and (iv) a notice to convene the SGM.

B. REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Previous Announcement and Circular in relation to the following agreements, each of which and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting.

(1) CP China-CCT Agreement entered into between the Company and CP China dated 18 April 2008; and

(2) CPP Supply Agreement entered into between the Company and CP Intertrade dated 18 April 2008.

The Existing Annual Caps and the Revised Annual Caps

The significant increase in demand for the Group's supply of Type A Merchandise under the CP China-CCT Agreement and the CPP Supply Agreement in recent months has significantly exceeded the Board's previous expectation. As at 30 September 2008, the value of Type A Merchandise supplied by the Group to CP Intertrade almost reached the relevant annual cap for the entire financial year ending 31 December 2008. In addition, it is anticipated that the actual sales of Type A Merchandise by the Group to CP China Group during the period from the effective date of the CP China-CCT Agreement to 30 September 2008 together with the expected sales to CP China Group in the fourth quarter would exceed the relevant annual cap for the financial year ending 31 December 2008. In order to allow the Group to continue to supply Type A Merchandise under the terms and conditions set out in the CP China-CCT Agreement and the CPP Supply Agreement, the Company proposes to revise the Existing Annual Caps.

The table below sets out the sales amount under each of the Continuing Connected Transactions for the nine months ended 30 September 2008:

Category of transactions	(Unaudited) Nine months ended 30 September 2008	
	RMB'000	*HK$'000*
CP China-CCT Agreement	2,287*	2,562*
CPP Supply Agreement	1,947	2,181

**Note:* The CP China-CCT Agreement took effect from the date of completion of the Disposal on 22 August 2008. The sales amount under the CP China-CCT Agreement from its effective date up to 30 September 2008 amounted to RMB2,287,000 (approximately HK$2,562,000).

The table below sets out the Existing Annual Caps and the proposed Revised Annual Caps:

Category of transaction	Year ending 31 December 2008 *RMB'000 (HK$'000)*			Year ending 31 December 2009 *RMB'000 (HK$'000)*			Year ending 31 December 2010 *RMB'000 (HK$'000)*		
	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap
CP China-CCT Agreement	7,516[1]	7,558	15,074	25,000	25,400	50,400	30,000	30,480	60,480
	(8,418)[1]	(8,465)	(16,883)	(28,000)	(28,448)	(56,448)	(33,600)	(34,138)	(67,738)
CPP Supply Agreement[2]	2,000	2,000	4,000	2,200	2,600	4,800	2,420	3,340	5,760
	(2,240)	(2,240)	(4,480)	(2,464)	(2,912)	(5,376)	(2,710)	(3,741)	(6,451)

Note 1: The annual cap for the financial year ending 31 December 2008 is the prorated portion of the full amount for year 2008 representing the remaining part of the financial year calculated on a day-to-day basis from the effective date of the CP China-CCT Agreement on 22 August 2008 until 31 December 2008.

Note 2: Although the CPP Supply Agreement took effect from the date of approval by the Independent Shareholders on 19 June 2008, its annual cap for 2008 is for the entire year from 1 January 2008 to 31 December 2008.

Basis for determining the Revised Annual Caps

CP China-CCT Agreement

The revised caps are determined with reference to (i) the value of Type A Merchandise actually supplied by the Group under the CP China-CCT Agreement from its effective date up to 30 September 2008, which amounted to RMB2,287,000 (approximately HK$2,562,000); (ii) the indication from CP China Group in respect of the demand for Type A Merchandise in the fourth quarter of 2008; (iii) the prevailing market prices of Type A Merchandise; and (iv) the allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

CPP Supply Agreement

The revised caps are determined with reference to (i) the value of Type A Merchandise actually supplied by the Group under the CPP Supply Agreement for the nine months ended 30 September 2008, which amounted to RMB1,947,000 (approximately HK$2,181,000); (ii) the indication from CP Intertrade in respect of the demand for Type A Merchandise in the fourth quarter of 2008; (iii) the prevailing market prices of Type A Merchandise; and (iv) the allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

C. REASONS FOR THE REVISION OF THE EXISTING ANNUAL CAPS

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property investment holding.

The Directors are of the view that the Revised Annual Caps would allow the Group to increase its supply of Type A Merchandise to two groups of long term, reliable customers, and thereby expanding its overall revenue. The Directors (including the independent non-executive Directors after taking into account the advice from Kingsway) consider that the Revised Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

D. LISTING RULES IMPLICATIONS

At the Latest Practicable Date, the Chearavanont Shareholders, on an aggregate basis, were directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

CP China, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, CP China is a connected person of the Company within the meaning of the Listing Rules.

CP Intertrade which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding of CPI Holding Co., Ltd. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the Revised Annual Caps is more than 2.5%, each of the Revised Annual Caps is subject to the Independent Shareholders' approval at the SGM and be the subject of advice of the Independent Board Committee and the fairness opinion of an independent financial adviser. Pursuant to the Listing Rules, the Company will procure that the chairman of the SGM will demand the vote for the resolutions relating to the Revised Annual Caps to be taken by a poll. The Chearavanont Shareholders and their associates who control or are entitled to exercise control over the voting rights in respect of 1,486,108,445 Shares representing approximately 51.43% of the entire issued share capital of the Company will abstain from voting on the resolutions in respect of the Revised Annual Caps to be proposed at the SGM, which will be taken by way of poll.

E. PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Bye-Law 77 of the Bye-Laws, three Directors (who were appointed by the Board to such position on 8 September 2008), namely Mr. Chatchaval Jiaravanon, Mr. Pang Siu Chik and Mr. Sakda Thanitcul and one Director (who was appointed by the Board to such position on 20 October 2008), namely Mr. Suphachai Chearavanont, will retire from office and, being eligible, will offer themselves for re-election at the SGM.

Biographical details of each of the retiring Directors proposed to be re-elected at the SGM, are set out in Appendix I to this circular.

F. SPECIAL GENERAL MEETING

A notice convening the SGM to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 15 December 2008 at 10:00 a.m. is set out on pages 28 to 29 of this circular. Voting on the resolutions with respect to the Revised Annual Caps to be proposed at the SGM will be conducted by poll.

Pursuant to the Bye-Law 59 of the Bye-Laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete and return the form of proxy to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

G. RECOMMENDATION

The Independent Board Committee has been established to consider whether the Revised Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 12 to 18 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 11.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the Revised Annual Caps to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole and, accordingly, recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM by poll.

The Directors consider that the proposed re-election of Directors are in the best interest of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM with respect to the re-election of Directors to be taken by show of hands.

H. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Pang Siu Chik
Director



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

28 November 2008

To the Independent Shareholders

Dear Sirs,

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS

We have been appointed as the Independent Board Committee to advise you in connection with the Revised Annual Caps, details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 28 November 2008 (the "Circular"), of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the CP China CCT Agreement and the CPP Supply Agreement and not having any interest in the transactions contemplated thereunder, we have been appointed by the Board to advise you as to whether, in our opinion, the Revised Annual Caps are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the Revised Annual Caps. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 12 to 18 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 10 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the Revised Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders.

Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM to approve the Revised Annual Caps.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Sombat Deo-isres**	**Sakda Thanitcul**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Revised Annual Caps for inclusion in this Circular.


KingswayGroup
Kingsway Capital Limited

5/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong
Tel. No.: (852) 2877-1830
Fax. No.: (852) 2283-7722

28 November 2008

To the Independent Board Committee and
the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the revision of the annual caps under the CP China-CCT Agreement and the CPP Supply Agreement, details of which are set out in the circular (the "**Circular**") of C.P. Pokphand Co. Ltd. to the Shareholders dated 28 November 2008, of which this letter forms part. Unless otherwise defined, capitalized terms used in this letter shall have the same meanings as defined in the Circular.

Reference is made to the announcement dated 18 April 2008 and the circular dated 27 May 2008 in relation to the CP China-CCT Agreement and the CPP Supply Agreement. Transactions under each of these agreements and the related caps were approved by the Independent Shareholders at the SGM of the Company held on 19 June 2008. Reference is also made to the announcement of the Company on 13 November 2008, the Board announced that due to the significant increase in the demand for the Group's supply of Type A Merchandise under the CP China-CCT Agreement and the CPP Supply Agreement in recent months, it is anticipated the expected sales to CP China Group and CP Intertrade would exceed the relevant annual cap for the year ending 31 December 2008. As such, the Company proposes to revise the Existing Annual Caps.

As set out in the letter from the board (the "**Letter from the Board**") in the Circular, CP China and CP Intertrade are regarded as the connected persons of the Company within the meanings of the Listing Rules. Each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the Revised Annual Caps is more than 2.5%, each of the Revised Annual Caps is subject to the Independent Shareholders' approval at the SGM. The Chearavanont Shareholders and their associates who control or are entitled to exercise control over the voting rights in respect of 1,486,108,445 Shares representing approximately 51.43% of the entire issued share capital of the Company will abstain from voting on the resolutions in respect of the Revised Annual Caps to be proposed at the SGM, which will be taken by way of poll.

The Independent Board Committee, comprising Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul, all being independent non-executive Directors, has been established to advise the Independent Shareholders in relation to the Revised Annual Caps under the Continuing Connected Transactions. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Revised Annual Caps, we have relied on the information and representations provided to us by the Directors, which the Directors consider to be complete and relevant.

We have also relied on the information and representations contained in the Circular and have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date of the Circular. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by the management of the Company and the Directors, nor have we conducted any independent investigation into the business and affairs of the Company, CP China and CP Intertrade or any of their respective subsidiaries, jointly controlled entities or associates.

PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Revised Annual Caps, we have considered the following principal reasons and factors:

(1) Background and reasons for the Continuing Connected Transactions

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

CP China Group is principally engaged in the trading of agricultural products, the operation of feed mill and poultry.

CP Intertrade is a direct importer, exporter and agent for trading and marketing international brands from general produce to consumer and industrial goods.

At the Previous Special General Meeting held on 19 June 2008, the Independent Shareholders approved the Group to carry on the CP China-CCT Agreement and the CPP Supply Agreement and the Existing Annual Caps under the respective agreements. According to the CP China-CCT Agreement and the CPP Supply Agreement, the Group supplies Type A Merchandise to CP China Group and CP Intertrade for the three years ending 31 December 2010 respectively.

The Directors confirm that the terms and conditions of the CP China-CCT Agreement and the CPP Supply Agreement remained unchanged, and the relevant transactions were entered into on normal commercial terms, in the ordinary course of business and are fair and reasonable to the Group on the basis that the terms of the relevant agreements are no less favourable to the Group than those offered to independent third parties, and therefore are in the interest of the Shareholders and the Company as a whole.

We have reviewed samples of recent sales documents in respect of the Group's supply of Type A Merchandise to CP China Group, CP Intertrade and the independent third parties. We noted that the unit prices of Type A Merchandise and credit terms offered by the Group to CP China Group and CP Intertrade were not less favourable as compared to that offered to the independent third parties. As such, we concur with the Directors' view that the entering into of the CP China-CCT Agreement and the CPP Supply Agreement is on normal commercial terms, in the ordinary course of business and are fair and reasonable and in the interest of the Shareholders and the Company as a whole.

(2) Existing Annual Cap

The table below sets out (i) the sales amount of the Continuing Connected Transactions for the year ended 31 December 2007; (ii) the sales amounts of each of the Continuing Connected Transactions for the nine months ended 30 September 2008 and (iii) the Existing Annual Cap for the year ending 31 December 2008:

Category of transactions	**Sales amount for the year ended 31 December 2007** *RMB'000* *(HK$'000)*	**Unaudited Nine months ended 30 September 2008** *RMB'000* *(HK$'000)*	**Existing Annual Cap for the year ending 31 December 2008** *RMB'000* *(HK$'000)*
CP China-CCT Agreement	18,383 (20,589)	2,287 (2,562) *(Note 1)*	7,516 (8,418) *(Note 2)*
Growth rate (annualized sales amount in 2008 as compared to the sales amount in 2007) (Note 3)	–	*2%*	–
CPP Supply Agreement	1,159 (1,298)	1,947 (2,181)	2,000 (2,240)
Growth rate (annualized sales amount in 2008 as compared to the sales amount in 2007)	–	*124%*	–

Note 1: The CP China-CCT Agreement took effect from the date of completion of the Disposal on 22 August 2008. The sales amount under the CP China-CCT Agreement represents the sales amount from 22 August 2008 to 30 September 2008.

Note 2: The annual cap for the financial year ending 31 December 2008 is the prorated portion of the full amount for year 2008 representing the remaining part of financial year calculated on a day-to-day basis from the effective date of the CP China-CCT Agreement on 22 August 2008 until 31 December 2008.

Note 3: The annualized sales amount in 2008 was calculated based on the sales amount between the Group and CP China Group for the period from 1 January 2008 to 30 September 2008 amounting to RMB14,117,000.

As illustrated above, the Group's supply of Type A Merchandise to CP China Group under the CP China-CCT Agreement and to CP Intertrade under the CPP Supply Agreement in recent months were significant compared with the Existing Annual Cap. The sales amount of the Group to CP China Group under the CP China-CCT Agreement from 22 August 2008 to 30 September 2008 was approximately RMB2.3 million, which accounted for approximately 30.4% of the Existing Annual Cap for the year ending 31 December 2008. The sales amount of the Group to CP Intertrade under the CPP Supply Agreement for the nine months ended 30 September 2008 was approximately RMB1.9 million, which almost reached the Existing Annual Cap of the whole financial year ending 31 December 2008. As illustrated above, the annualized sales amounts of the Group's supply of Type A Merchandise to CP China

Group and CP Intertrade in 2008 is expected to have a growth rate of approximately 2% and 124% as compared to the sales amount in 2007 respectively. As advised by the Directors, monthly sales amount of Type A Merchandise to CP China Group and CP Intertrade are relatively higher from September to April each year, as (i) more Chinese festivals during the period, like Winter Solstice and lunar new year; and (ii) more animal diseases were induced by the relatively low temperature in the abovementioned period, therefore, the Directors expect the sales amount of the Group's Type A Merchandise to CP China Group and CP Intertrade will increase in the fourth quarter of 2008. To the best knowledge of the Directors, under the recent raising concern of food safety in the PRC, CP China Group and CP Intertrade have been shifting some Type A Merchandise orders from independent third parties to the Group as the Group is the largest producer of Chlortetracycline ("CTC") in the PRC and provides quality Type A Merchandise in the PRC. In view of the recent demand for the Group's Type A Merchandise, the Directors consider that the supply of the Group's Type A Merchandise to CP China Group and CP Intertrade is likely to exceed the Existing Annual Cap for the year ending 31 December 2008 and thus enlarged Revised Annual Caps are necessary for the Group to capture the foreseeable demand for Type A Merchandise from CP China Group under the CP China-CCT Agreement and CP Intertrade under the CPP Supply Agreement.

(3) Proposed Revised Annual Caps

The table below sets out (i) the Existing Annual Caps; and (ii) the proposed Revised Annual Caps under the CP China-CCT Agreement and the CPP Supply Agreement:

Category of transaction	Year ending 31 December 2008			Year ending 31 December 2009			Year ending 31 December 2010		
	Existing Annual Cap RMB'000 (HK$'000)	Amount of increase RMB'000 (HK$'000)	Revised Annual Cap RMB'000 (HK$'000)	Existing Annual Cap RMB'000 (HK$'000)	Amount of increase RMB'000 (HK$'000)	Revised Annual Cap RMB'000 (HK$'000)	Existing Annual Cap RMB'000 (HK$'000)	Amount of increase RMB'000 (HK$'000)	Revised Annual Cap RMB'000 (HK$'000)
CP China-CCT Agreement	7,516	7,558	15,074	25,000	25,400	50,400	30,000	30,480	60,480
	(8,418)	(8,465)	(16,883)	(28,000)	(28,448)	(56,448)	(33,600)	(34,138)	(67,738)
Growth rate	–	*101%*	–	–	*102%*	*20%*	–	*102%*	*20%*
CPP Supply Agreement	2,000	2,000	4,000	2,200	2,600	4,800	2,420	3,340	5,760
	(2,240)	(2,240)	(4,480)	(2,464)	(2,912)	(5,376)	(2,710)	(3,741)	(6,451)
Growth rate	–	*100%*	–	–	*118%*	*20%*	–	*138%*	*20%*

The following sets out the basic factors we have taken into consideration in assessing the fairness and reasonableness of the Revised Annual Caps:

- *CTC business*

As stated in the Company's interim report 2008, currently, the Group is the largest producer of CTC in China. For the six-month period ended 30 June 2008, the Group's CTC business showed steady growth, with turnover increased 13.2% to US$35,700,000, as compared with the same period last year. Feed-grade CTC and Hydrochloride CTC accounted for approximately 75.6% and 24.4% respectively, of the total turnover.

According to the data published by China Feed Information Net (中國飼料工業信息網), the total production of feed grew by approximately 2.26% for the first three quarters in 2008 in China, compared to the same period in 2007.The forecasted annual production of feed is approximately 131 million tons in 2010, representing an increase of approximately 6.5% to the annual production of feed of approximately 123 million tons in 2007.

As such, the Directors consider the steady rising trend of demand of the Group's CTC will persist and thus sufficient Revised Annual Caps are needed to cater to the possible increase in demand for Type A Merchandise from CP China Group under the CP China-CCT Agreement and from CP Intertrade under the CPP Supply Agreement.

- *Market price of Type A Merchandise*

As advised by the Directors, the average market price of Type A Merchandise for the nine months ended 30 September 2008 was relatively stable.

According to the data published by National Bureau of Statistics of China, the price of agricultural products in China in the first half of 2008 increased by 22.9% from that in the corresponding period in 2007. The consumer price index in China for the first three quarters increased by 7.0% from that in the corresponding period in 2007.

As advised by the Directors, the Revised Annual Caps are determined with, among other things, the prevailing market price of Type A Merchandise and the consumer prices in the PRC in general. In viewing of the general increase in the price of agricultural products and consumer price index in China, the Directors consider allowance for possible price increases in Type A Merchandise is necessary.

- *Indication of demand of Type A Merchandise*

As illustrated above, the Revised Annual Cap for year ending 31 December 2008 increased by approximately 101% and 100% over the Existing Annual Cap under the CP China-CCT Agreement and the CPP Supply Agreement respectively. The Directors confirm that indication of orders and/or purchase orders in the fourth quarter of 2008 were received by the Group from CP China Group and CP Intertrade and they have made reference to the sales amount of indication of orders and purchase orders received when determining the Revised Annual Cap for year ending 31 December 2008.

After discussion with the management, review of management's sales projection for year ending 31 December 2008 and certain purchase orders issued by CP China Group to the Group, we noted that the projected sales amount of the Group to CP China Group for the fourth quarter of 2008 account for approximately 68% of the remaining balance of the Revised Annual Cap under the CP China-CCT Agreement for the year ending 31 December 2008. As the sales amount of Type A Merchanise of the Group to CP Intertrade for the nine months ended 30 September 2008 almost reached the Existing Annual Cap of the whole financial year ending 31 December 2008, as advised by the Directors, which hinder the Company from accepting new purchase orders from CP Intertrade. The management estimates that the projected sales amount of the Group to CP Intertrade for the fourth quarter of 2008 account for approximately 58% of the remaining balance of the

Revised Annual Cap under the CPP Supply Agreement for the year ending 31 December 2008. Such projected sales amount is made reference to (i) indication of orders received by the Group from CP Intertrade; and (ii) the sales amount of the Group to CP Intertrade in the fourth quarter of 2007. The Directors advised that, buffer in the Revised Annual Cap for year ending 31 December 2008 is reserved for purchase orders to be received during the fourth quarter of 2008. As further advised by the Directors, we understand that demand of CTC is higher in winter season compared to summer season because more celebrations are held around the end of the year, including Winter Solstice and lunar new year, which induce more Chinese people consume meat. Moreover, more animal diseases were induced by the relatively low temperature in winter season. As such, the Directors expect the demand of the Group's Type A Merchandise from CP China Group and CP Intertrade will increase accordingly by the end of 2008 and early 2009. Although these festivals occur every year and animal diseases occur more in winter season, given the supply of Type A Merchandise by the Group to CP China Group and CP Intertrade in recent nine months ended 30 September 2008 was beyond the Directors' previous expectation, the Directors consider that it is necessary to increase the Existing Annual Caps as the transaction amount in the fourth quarter of 2008 is very likely to be greater than originally expected.

As shown in the table above, the Revised Annual Caps of 2009 and 2010 represent a growth of 20% as compared to the figure in the previous year under the CP China-CCT Agreement and the CPP Supply Agreement respectively. As advised by the Directors, the Revised Annual Caps were determined with reference to (i) the value of Type A Merchandise actually supplied by the Group to CP China Group under the CP China-CCT Agreement and to CP Intertrade under the CPP Supply Agreement in the past; (ii) the prevailing market prices of Type A Merchandise; and (iii) the allowance for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

Taking into account the factors above, we concur with the Directors' view and consider that the basis of determining the Revised Annual Caps is fair and reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the Revised Annual Caps under the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the Revised Annual Caps under the Continuing Connected Transactions at the SGM.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Executive Director

The following are the biographies of the Directors who are retiring at the SGM and who have offered themselves for re-election in accordance with the Bye-Laws.

Mr. Chatchaval Jiaravanon ("Mr. Jiaravanon"), aged 46, was appointed as Executive Director of the Company on 8 September 2008. Mr. Jiaravanon obtained a Bachelor of Science degree in Business Administration from University of Southern California in USA. He has extensive experience in the telecommunication industry. Mr. Jiaravanon is currently a director of Chia Tai Enterprises International Limited, a company listed on the Stock Exchange and the chairman of Metrostar Property Public Company Limited, Nava Leasing Public Company Limited and Syrus Securities Public Company Limited, and a director and audit committee member of Ticon Industrial Connection Public Company Limited, and a director of Aeon Thana Sinsap (Thailand) Public Company Limited and True Corporation Public Company Limited, which are companies listed on The Stock Exchange of Thailand ("SET"). He was also an independent director of Cal-Comp Electronics (Thailand) Public Company Limited, which is a company listed on SET, from 2000 to 2005. He is also a director and executive committee member of True Visions Public Company Limited (formerly known as United Broadcasting Corporation Public Company Limited, which delised from SET in 2006). He is the chairman of Thai Kodama Co., Ltd., the President and chief executive officer of Telecom Holding Company Limited, chief executive officer of True Multimedia Co., Ltd., True Internet Co., Ltd. and Asia Infonet Co. Ltd. and a director of Metro Machinery Company Limited. Save as disclosed above, Mr. Jiaravanon does not hold any directorship in other listed public companies in the three years preceding the date of this circular and he does not hold any other position with the Group.

Mr. Jiaravanon is the brother of Mr. Benjamin Jiaravanon, an executive Director. He is a cousin of Mr. Meth Jiaravanont (executive vice chairman and executive Director of the Company), Mr. Nopadol Chiaravanont, Mr. Soopakij Chearavanont, Mr. Narong Chearavanont and Mr. Suphachai Chearavanont (all of whom are executive Directors). Mr. Jiaravanon is a son of Mr. Sumet Jiaravanon (chairman and executive Director of the Company) and a nephew of Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, and Mr. Dhanin Chearavanont (executive chairman and executive Director of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Jiaravanon does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Jiaravanon did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Jiaravanon and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose Mr. Jiaravanon's emolument in its upcoming annual report once the amount of his emolument has been determined.

There are no other matters about Mr. Jiaravanon's proposed re-election as a Director which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

Mr. Suphachai Chearavanont ("Mr. Chearavanont"), aged 41, was appointed as Executive Director of the Company on 20 October 2008. Mr. Chearavanont obtained a Bachelor of Science degree in Business Administration from Boston University in USA, majoring in Financial Management. He has extensive experience in the telecommunication and broadcasting industries. Mr. Chearavanont is currently an executive director of Chia Tai Enterprises International Limited, a company listed on the Stock Exchange and the president and chief executive officer of True Corporation Public Company Limited, a company listed on SET. He is also the chief executive officer of True Visions Public Company Limited (formerly known as United Broadcasting Corporation Public Company Limited, which delisted from SET in 2006). Save as disclosed above, Mr. Chearavanont does not hold any directorship in other listed public companies in the three years preceding the date of this circular and he does not hold any other position with the Group.

Mr. Chearavanont is a brother of Messrs. Soopakij Chearavanont and Narong Chearavanont, both are executive Directors. He is also a cousin of Messrs. Meth Jiaravanont (executive vice chairman and executive Director of the Company), Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon, all of whom are executive Directors. Mr. Chearavanont is a son of Mr. Dhanin Chearavanont (executive chairman of the Company) and a nephew of Messrs. Jaran Chiaravanont, Montri Jiaravanont and Sumet Jiaravanon (chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chearavanont does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chearavanont did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Chearavanont and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Company's Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose Mr. Chearavanont's emolument in its upcoming annual report once the amount of his emolument has been determined.

There are no other matters about Mr. Chearavanont's proposed re-election as a Director which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

Mr. Pang Siu Chik ("Mr. Pang"), aged 58, was appointed as Chief Financial Officer and Executive Director of the Company on 8 September 2008. Mr. Pang joined the Group in 1987 and currently, he is also the executive vice president of finance division of the Company. He received his bachelor's degree in business administration from The Chinese University of Hong Kong and obtained a Graduate Diploma in Business Computing from Nepean College, University of Western Sydney, New South Wales in Australia. Mr. Pang is a fellow member of both the Association of Chartered Certified Accountants and CPA Australia and an associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Pang holds various directorships in the subsidiaries of the Company. He does not hold any directorships in other listed public companies in the three years preceding the date of this circular.

Mr. Pang does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Pang did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Pang and the Company in relation to his appointment as chief financial officer and executive Director of the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose Mr. Pang's emolument in its upcoming annual report once the amount of his emolument has been determined.

There are no other matters about Mr. Pang's proposed re-election as a Director which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

Mr. Sakda Thanitcul ("Mr. Thanitcul"), aged 50, was appointed as Independent Non-executive Director and member of the audit committee and remuneration committee of the Company on 8 September 2008. Mr. Thanitcul holds a Bachelor of Law from Chulalongkorn University, Thailand, Master of Law from Kyoto University, Japan; and University of Washington, the United States and Doctor of Law from Kyoto University, Japan as well as a PhD in Law from University of Washington, the United States. He has extensive experience in the legal field and is specialized in competition law and the World Trade Organization Agreements. Mr. Thanitcul is presently an Associate Professor of Law and holding a position of Vice-Dean at the Faculty of Law, Chulalongkorn University, Bangkok, Thailand. He has not held any other directorships in listed public companies in the three years preceding the date of this circular. Save for his current position as independent non-executive Director, member of the audit committee and remuneration committee of the Company, Mr. Thanitcul does not hold any other position with the Group.

Mr. Thanitcul does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Thanitcul did not have any interest in Shares within the meaning of SFO.

There is no service contract entered Mr. Thanitcul and the Company in relation to his appointment as independent non-executive Director. He is appointed for a term of one year which is subject to retirement by rotation and re-election at general meetings in accordance with the Bye-Laws. The amount of director's fee for Mr. Thanitcul is HK$240,000 per annum, which is determined based on his anticipated time and effort to be spent in dealing with the Company's matters.

There are no other matters about Mr. Thanitcul's proposed re-election as a Director which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Directors' interests in share options granted by the Company

Pursuant to a share option scheme adopted by the Company on 26 November 2002 (the "Scheme"), certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for Shares under the Scheme were as follows:

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Thanakorn Seriburi	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in Shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Name of Shareholder	Capacity/Nature of interest	*Notes*	Number of Shares *Note 1*	Approximate percentage of issued share capital of the Company *(%)*
CPI Holding Co., Ltd.	Beneficial owner	2	1,004,014,695 (L)	34.74
CP Intertrade	Interest of a controlled corporation	2	1,004,014,695 (L)	34.74
Worth Access Trading Limited	Beneficial owner	3	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	3	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	3	481,250,000 (L)	16.65

Notes:

1. The letter "L" denotes a long position.

2. CPI Holding Co., Ltd. beneficially owned 1,004,014,695 Shares. CP Intertrade had declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

3. Worth Access Trading Limited beneficially owned 481,250,000 Shares. Charoen Pokphand Holding Company Limited had declared an interest in these Shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited had also declared an interest in such number of Shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors and their associates has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

The Directors confirm that there was no material adverse change in the financial or trading positions of the Group since 31 December 2007 (the date to which the latest published audited consolidated accounts of the Group were made up).

7. INTERESTS IN ASSETS

On 18 April 2008, CP China as the purchaser and the Company as the vendor, entered into an agreement relating to the Disposal regarding (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd ("CT Agro"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in 正大(中國)投資有限公司 (China Tai (China) Investment Co., Ltd.); and (ii) the entire interest in the aggregate amount advanced by the Company to CT Agro, at the total consideration of US$102,800,000. The Disposal, being a connected transaction and very substantial disposal under the Listing Rules, was approved by the independent shareholders of the Company at the Previous Special General Meeting and completed on 22 August 2008. Messrs. Sumet Jiaravanon and Dhanin Chearavanont, Chairman and Executive Chairman of the Company respectively, being members of the Chearavanont Shareholders, have beneficial interest in CP China.

So far as the Directors are aware, and save as disclosed as aforesaid, as at the Latest Practicable Date, none of the Directors or the expert referred to in paragraph 8 "Qualification and Consent of Expert" below had any direct or indirect interest in any assets of the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, the date of which the latest published audited consolidated financial statements of the Group were made up.

None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

8. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given its letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation under the SFO permitted to carry out Type 6 regulated activities (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	28 November 2008

Kingsway has given and have not withdrawn their written consent to the issue of this circular with the inclusion of their letter and reference to their name in the form and context in which it appears.

As at the Latest Practicable Date, Kingsway did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

9. GENERAL

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its head office and principal place of business in Hong Kong is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The qualified accountant of the Company is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and a fellow member of the Association of Chartered Certified Accountants.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 15 December 2008:

(a) the CP China CCT Agreement;

(b) the CPP Supply Agreement;

(c) the letter from Independent Board Committee, the text of which is set out on page 11 of this circular;

(d) the letter from Kingsway, the text of which is set out on pages 12 to 18 of this circular; and

(e) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this Appendix.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 15 December 2008 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company with votes on resolutions numbered 1 and 2 to be taken by way of poll and resolutions numbered 3 to 6 to be taken by show of hands:

ORDINARY RESOLUTIONS

1. "**THAT** the annual caps under the CP China-CCT Agreement (as defined in the circular of the Company dated 28 November 2008 of which this notice forms part) for the financial year ending 31 December 2008 be increased to RMB15,074,000 representing the prorated portion for the remaining part of the year ending 31 December 2008 from 22 August 2008 being the date on which the CP China-CCT Agreement became effective, and for the financial years ending 31 December 2009 and 31 December 2010 be increased to, RMB50,400,000 and RMB60,480,000, respectively."

2. "**THAT** the annual caps under the CPP Supply Agreement (as defined in the circular of the Company dated 28 November 2008 of which this notice forms part) for each of the three financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 be increased to RMB4,000,000, RMB4,800,000 and RMB5,760,000, respectively."

3. "**THAT** Mr. Chatchaval Jiaravanon be and is hereby re-elected as executive director of the Company."

4. "**THAT** Mr. Suphachai Chearavanont be and is hereby re-elected as executive director of the Company."

5. "**THAT** Mr. Pang Siu Chik be and is hereby re-elected as executive director of the Company."

6. "**THAT** Mr. Sakda Thanitcul be and is hereby re-elected as independent non-executive director of the Company."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 28 November 2008

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-Law 59 of the Company's Bye-Laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司之股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806至7室)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親自或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

7. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非根據上市規則下或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東(或倘該股東為法人團體，須由正式授權人士代表)或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股份總額百分之十及有權出席及投票之股東(或倘該股東為法人團體，須由正式授權人士代表)或其代表提出。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零八年十二月十五日(星期一)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行股東特別大會藉以考慮並酌情通過下列決議案為普通決議案(無論有否修訂)，而第1及2項決議案將以點票形式表決及第3至6項決議案將以舉手形式表決：

普通決議案

1. 「**動議**將CP China持續關連交易協議(定義見本公司日期為二零零八年十一月二十八日之通函，本通告亦構成其中部份)中截至二零零八年十二月三十一日止財政年度之年度上限增加至人民幣15,074,000元(指由CP China持續關連交易協議生效當日(即二零零八年八月二十二日)起直至二零零八年十二月三十一日之財政年度餘下部份)，以及截至二零零九年十二月三十一日及二零一零年十二月三十一日止財政年度各年度上限分別增加至人民幣50,400,000元及人民幣60,480,000元。」

2. 「**動議**將卜蜂國際供應協議(定義見本公司日期為二零零八年十一月二十八日之通函，本通告亦構成其中部份)中截至二零零八年十二月三十一日、二零零九年十二月三十一日及二零一零年十二月三十一日止三個財政年度各年之年度上限分別增加至人民幣4,000,000元、人民幣4,800,000元及人民幣5,760,000元。」

3. 「**動議**重選謝展先生為本公司執行董事。」

4. 「**動議**重選謝鎔仁先生為本公司執行董事。」

5. 「**動議**重選彭小績先生為本公司執行董事。」

6. 「**動議**重選Sakda Thanitcul先生為本公司獨立非執行董事。」

承董事會命
公司秘書
陳佩珊

香港，二零零八年十一月二十八日

10. 備查文件

下列文件之副本於截至二零零八年十二月十五日，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) CP China 持續關連交易協議；

(b) 卜蜂國際供應協議；

(c) 獨立董事委員會函件，其內容已載列於本通函第11頁；

(d) 滙富函件，其內容已載列於本通函第12至18頁；及

(e) 本附錄中「專家資歷及同意書」一段內滙富之書面同意書。

8. 專家資歷及同意書

以下為提供載於本通函內之信函之專家資歷：

名稱	資歷	意見或建議之性質	意見日期
滙富	一間根據證券條例可從事第六類受規管活動之持牌法團（定義見證券條例）	致獨立董事委員會及獨立股東之信函	二零零八年十一月二十八日

滙富已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，滙富並無於本公司或本集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或本集團任何其他成員公司之股份之權利或購股權（不論是否可依法強制執行）。

9. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及總辦事處及香港主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-7室。

(c) 本公司之合資格會計師為黃佩珊小姐，彼為香港會計師公會及英格蘭及威爾斯特許會計師公會之會員及特許公認會計師公會之資深會員。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(e) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事及其聯繫人士持有任何與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司及本集團之任何其他成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

6. 重大逆轉

自二零零七年十二月三十一日(即本集團最近期公佈之經審核綜合賬目之結算日期)以來，董事確認本集團之財政或經營狀況並無重大逆轉。

7. 資產權益

於二零零八年四月十八日，CP China作為買方及本公司作為賣方訂立一份有關出售事項之協議，內容有關由本公司以總代價102,800,000美元出售(i)正大(中國)農牧有限公司(「正大農牧」)、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本及正大(中國)投資有限公司之全部股本權益，及(ii)本公司向正大農牧之總墊款之全部權益。出售事項為上市規則下一項關連交易及非常重大出售事項，已於上一次股東特別大會獲本公司獨立股東批准，並於二零零八年八月二十二日完成。謝中民先生及謝國民先生(分別為本公司主席及執行董事長)，作為謝氏家族股東之成員，於CP China有實際權益。

就董事所知，除於上述所披露者外，於最後實際可行日期，董事或於以下第8段「專家資歷及同意書」所列專家概無於本集團任何成員公司自二零零七年十二月三十一日(本集團最近期刊發的經審核財務報表的編製日期)以來所收購或出售或租用，或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

董事概無就本集團整體之業務而言屬重大之任何合約或安排(於本通函日期仍屬有效)中擁有任何重大權益。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士（董事及主要行政人員除外）於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	權益資格／性質	*附註*	股份數目 *附註1*	本公司已發行股本之概約百分比 *(%)*
CPI Holding Co., Ltd.	實益擁有者	2	1,004,014,695 (L)	34.74
CP Intertrade	控制公司權益	2	1,004,014,695 (L)	34.74
Worth Access Trading Limited	實益擁有者	3	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	控制公司權益	3	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	控制公司權益	3	481,250,000 (L)	16.65

附註：

1. 「L」代表好倉。

2. CPI Holding Co., Ltd.實益擁有1,004,014,695股股份。CP Intertrade亦憑藉擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

3. Worth Access Trading Limited實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited憑藉擁有Worth Access Trading Limited之股權，故同樣擁有該等股份之權益。同時，Charoen Pokphand Group Company Limited亦憑藉擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士（非本公司之董事及主要行政人員）於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	股權之概約百份比
			港元	*(%)*
李紹祝先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何相聯法團（定義見證券條例第XV部）之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉（包括根據該等證券條例之規定當作或視作擁有之權益或淡倉）；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

董事於本公司之購股權之權益

根據本公司於二零零二年十一月二十六日採納之購股權計劃(「該計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據該計劃有權認購股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	股權之概約百份比
			港元	*(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153

彭先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何關係。於最後實際可行日期，彭先生並無擁有根據證券條例第XV部所指之任何股份權益。

彭先生與本公司並無就委任彼為本公司之首席財會長及執行董事而訂立服務合約。彼之任期並無特定期限，但須根據章程細則輪值告退及於股東大會上膺選連任。彭先生之酬金將參照彼於本集團之職責及責任而釐定。本公司將於彭先生之酬金獲釐定後於將刊發之年報中披露彼酬金。

就建議重選彭先生為董事一事而言，概無其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定作出披露及概無其他事宜須知會股東。

Sakda Thanitcul先生（「Thanitcul先生」），50歲，自二零零八年九月八日獲委任為獨立非執行董事，以及本公司審核委員會及薪酬委員會成員。Thanitcul先生持有泰國Chulalongkorn University之法律學士學位、日本京都大學之法律碩士學位、美國華盛頓大學之法律碩士學位及日本京都大學博士學位；以及美國華盛頓大學之法律博士學位。彼於法律範疇有豐富經驗，並專注於競爭法及世界貿易組織協議。Thanitcul先生現為資深法律教授及於泰國Chulalongkorn University法律系擔任副院長。Thanitcul先生於本通函日起之前三年並無於上市公司擔任任何其他董事職務。除現時出任獨立非執行董事，以及本公司審核委員會及薪酬委員會成員外，Thanitcul先生並無擔任本集團之任何其他職務。

Thanitcul先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何關係。於最後實際可行日期，Thanitcul先生並無擁有根據證券條例第XV部所指之任何股份權益。

Thanitcul先生與本公司並無就委任彼為獨立非執行董事而訂立服務合約。彼之任期為一年，並須根據章程細則輪值告退及於股東大會上膺選連任。Thanitcul先生之董事袍金為每年240,000港元，此乃按預期彼處理本公司事務所需之時間及精力而釐定。

就建議重選Thanitcul先生為董事一事而言，概無其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定作出披露及概無他事宜須知會股東。

謝鎔仁先生(「謝鎔仁先生」),41歲,自二零零八年十月二十日獲委任為本公司之執行董事。謝鎔仁先生持有美國波士頓大學工商管理系之理學士學位,主修金融管理。彼擁有電訊及廣播業務之資深經驗。謝鎔仁先生現為正大企業國際有限公司(一家於聯交所上市之公司)之執行董事及為True Corporation Public Company Limited(一家於泰國交易所上市之公司)之總裁兼首席執行長。彼亦為True Visions Public Company Limited(前稱United Broadcasting Corporation Public Company Limited,並於二零零六年取消其在泰國交易所之上市地位)之首席執行長。除以上披露者外,謝鎔仁先生於本通函日起之前三年並無於其他上市公司擔任任何董事職務及彼並無擔任本集團之任何其他職務。

謝鎔仁先生與本公司之執行董事謝吉人先生及謝漢人先生乃兄弟之關係。彼亦與謝克俊先生(本公司之執行副董事長及執行董事)、謝杰人先生、謝展先生及謝仁基先生(以上各人均為執行董事)乃堂兄弟之關係。謝先生乃謝國民先生(本公司之執行董事長)之兒子及謝正民先生、謝大民先生及謝中民先生(本公司之主席)之侄兒,彼等被視為本公司之控股股東。除以上披露者外,謝先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何其他關係。於最後實際可行日期,謝先生並無擁有根據證券條例第XV部所指之任何股份權益。

謝鎔仁先生與本公司並無訂立服務合約。彼之任期並無特定期限,但須根據章程細則輪值告退及於股東大會上膺選連任。謝鎔仁先生之酬金將參照彼於本集團之職責及責任而釐定。本公司將於謝鎔仁先生之酬金獲釐定後於將刊發之年報中披露彼之酬金。

就建議重選謝鎔仁先生為董事一事而言,概無其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定作出披露及概無其他事宜須知會股東。

彭小績先生(「彭先生」),58歲,自二零零八年九月八日獲委任為本公司之首席財會長及執行董事。彭先生於一九八七年加入本集團,現時,彼亦為本公司財務部之執行副總裁。彼持有香港中文大學之工商管理學士學位及澳洲新南威爾士洲University of Western Sydney的Nepean College頒發之商業電腦深造文憑。彼為特許公認會計師公會及澳洲會計師公會之資深會員,亦為香港會計師公會之會員。彭先生現擔任本公司若干附屬公司之董事。彭先生於本通函日起之前三年並無於其他上市公司擔任任何董事職務。

以下為根據章程細則將於股東特別大會上退任而彼等亦表示願意膺選連任之董事履歷：

謝展先生（「謝展先生」），46歲，自二零零八年九月八日獲委任為本公司之執行董事。謝展先生持有美國University of Southern California工商管理系學士學位，並擁有電訊業務之資深經驗。謝展先生現為正大企業國際有限公司（一家於聯交所上市之公司）之董事及Metrostar Property Public Company Limited、Nava Leasing Public Company Limited及Syrus Securities Public Company Limited之主席、Ticon Industrial Connection Public Company Limited之董事及審核委員會成員，及Aeon Thana Sinsap (Thailand) Public Company Limited與True Corporation Public Company Limited之董事（均為於泰國交易所上市之公司）。彼亦於二零零零年至二零零五年為Cal-Comp Electronics (Thailand) Public Company Limited（一家於泰國証券交易所「泰國交易所」上市之公司）之獨立董事。彼亦為True Visions Public Company Limited（前稱United Broadcasting Corporation Public Company Limited，並於二零零六年取消其在泰國交易所之上市地位）之董事及執行委員會成員。彼乃Thai Kodama Co., Ltd.之主席、Telecom Holding Company Limited之總裁兼首席執行長、True Multimedia Co., Ltd.、True Internet Co., Ltd.及Asia Infonet Co., Ltd.之首席執行長及Metro Machinery Company Limited之董事。除以上披露者外，謝展先生於本通函日起之前三年並無於其他上市公司擔任任何董事職務，彼並無擔任本集團之任何其他職務。

謝展先生乃執行董事謝仁基先生之兄長。彼與謝克俊先生（本公司之執行副董事長及執行董事）、謝杰人先生、謝吉人先生、謝漢人先生及謝鎔仁先生（上述各人均為執行董事）乃堂兄弟關係。謝展先生乃謝中民先生（本公司之主席及執行董事）之兒子及謝正民先生、謝大民先生及謝國民先生（本公司之執行董事長及執行董事）（彼等被視為本公司之控股股東）之侄兒。除以上披露者外，謝展先生並無與本公司之任何董事、高級管理層或主要或控權股東有任何其他關係。於最後實際可行日期，謝展先生並無擁有根據證券條例第XV部所指之任何股份權益。

謝展先生與本公司並無訂立服務合約。彼之任期並無特定期限，但須根據章程細則輪值告退及於股東大會上膺選連任。謝展先生之酬金將參照彼於本集團之職責及責任而釐定。本公司將於謝展先生之酬金獲釐定後於將刊發之年報中披露彼之酬金。

就建議重選謝展先生為董事一事而言，概無其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定作出披露及概無其他事宜須知會股東。

據董事進一步說明，吾等明白金霉素於冬季之需求較夏季為高，原因在於較多節日，如冬至及農曆新年於年尾舉行，從而有較多中國人購買肉類，另外，較多動物疾病於冬季較低温之情況下發生。因此，董事預期CP China集團及CP Intertrade對於 貴集團A類商品之需求於二零零八年年尾及二零零九年年初將會上升。雖然該等節日每年均舉行及較多動物疾病於冬季發生，但截至二零零八年九月三十日止九個月， 貴集團供應予CP China集團及CP Intertrade之A類商品已超出董事先前之預期。由於於二零零八年第四季之交易金額很大機會超出原先預期，董事認為增加現時之年度上限實屬必要。

承如上表所表示，根據CP China持續關連交易協議及卜蜂國際供應協議二零零九年及二零一零年之修訂年度上限較去年分別增長20%。據董事提述，修訂年度上限乃參照(i)過往 貴集團根據CP China持續關連交易協議實際供應予CP China集團及根據卜蜂國際供應協議實際供應予CP Intertrade之A類商品價值；(ii)A類商品一般市場價格；及(iii)價格可能上升之空間以配合將來中國一般消費者價格及數量之增長。

經考慮上述理由後，吾等同意董事之意見及認為釐定修訂年度上限之準則乃屬公平及合理。

推薦意見

經考慮上述主要因素及理由後，吾等認為持續關連交易項下之修訂年度上限乃屬公平及合理及對 貴公司及股東整體而言有利。因此，吾等籲請各獨立股東，並建議獨立董事委員會籲請各獨立股東於股東特別大會上就持續關連交易項下之修訂年度上限投票贊成。

此致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東 台照

代表
滙富融資有限公司
執行董事
朱達凱
謹啟

二零零八年十一月二十八日

根據中國飼料工業信息網公佈之資料，於中國二零零八年前三季之飼料總生產較二零零七年同期增長約2.26%。於二零一零年之預期飼料全年生產量約131,000,000噸，即較二零零七年之全年飼料生產量約123,000,000噸增加約6.5%。

因此，董事認為對於 貴集團金霉素穩步上升需求之趨勢將會持續，以及為迎合CP China集團根據CP China持續關連交易協議及CP Intertrade根據卜蜂國際供應協議對於A類商品可能上升之需求，足夠之修訂年度上限實屬必要。

- *A類商品之市場價格*

董事已提述，截至二零零八年九月三十日止九個月，A類商品之平均市場價格相對平穩。

根據中國國家統計局公佈資料顯示，較之於二零零七年同期，中國農產品價格於二零零八年上半年上升22.9%。較之於二零零七年同期，中國消費者價格指數於前三季增加7.0%。

董事已提述，修訂年度上限乃以(其中包括)A類商品之一般市場價格及一般中國消費者價格而釐定。鑑於農產品價格及中國消費者價格指數普遍上升，董事認為A類商品可能上升之空間為必然之事。

- *A類商品需求之指示*

承如上述說明，於二零零八年十二月三十一日止年度之修訂年度上限較CP China持續關連交易協議及卜蜂國際供應協議項下之現時年度上限分別增加約101%及100%。董事確認 貴集團已收到由CP China集團及CP Intertrade發出於二零零八年第四季之訂購意向及／或採購訂單及彼等於釐定截至二零零八年十二月三十一日止年度之修訂年度上限時已參考該等訂購意向及採購訂單之銷售金額。

經與管理層討論後及審閱截至二零零八年十二月三十一日止管理層之銷售計劃及CP China集團發出予 貴集團之若干採購訂單，吾等注意到 貴集團於二零零八年第四季售予CP China集團之計劃銷售金額約佔截至二零零八年十二月三十一日止年度根據CP China持續關連交易協議項下剩餘之修訂年度上限之68%。由於截至二零零八年九月三十日止九個月 貴集團售予CP Intertrade A類商品之銷售金額差不多達截至二零零八年十二月三十一日止全年之現時年度上限，董事已提出該事項將妨礙 貴公司接受CP Intertrade之新訂單。管理層估計 貴集團於二零零八年第四季售予CP Intertrade之計劃銷售金額約佔截至二零零八年十二月三十一日止年度根據卜蜂國際供應協議項下剩餘之修訂年度上限之58%。該計劃銷售金額乃參照(i) 貴集團收到CP Intertrade之訂購意向；及(ii) 貴集團於二零零七年第四季售予CP Intertrade之銷售金額。董事說明截至二零零八年十二月三十一日止年度之修訂年度上限乃備用作接受二零零八年第四季之採購訂單。

之年度化銷售金額預期較二零零七年分別有約2%及124%之增長率。董事已提述，售予CP China集團及CP Intertrade A類商品按月之銷售金額於每年九月至四月相對較高，因為(i)此期間較多中國節日，如冬至及農曆新年，及(ii)較多動物疾病於上述期間較低溫之情況下發生。因此，董事預期　貴集團銷售予CP China集團及CP Intertrade A類商品之銷售金額將於二零零八年第四季有所增加。就董事所深知，據近期對中國食物安全之關注，CP China集團及CP Intertrade已轉移某些向獨立第三方採購之A類商品訂單予　貴集團。因　貴集團於中國為金霉素(「金霉素」)之最大生產商及於中國提供優質之A類商品。考慮到近期對於　貴集團A類商品之需求，董事認為　貴集團供應A類商品予CP China集團及CP Intertrade之金額很大可能超過二零零八年十二月三十一日止年度現時年度上限，因此實屬必要擴大修訂年度上限以令　貴集團抓緊預期根據CP China持續關連交易協議項下CP China集團及根據卜蜂國際供應協議項下CP Intertrade對A類商品之需求。

(3) 建議修訂年度上限

下表載列(i)現時年度上限；及(ii)根據CP China持續關連交易協議及卜蜂國際供應協議之建議修訂年度上限：

	截至二零零八年十二月三十日止年度			截至二零零九年十二月三十一日止年度			截至二零一零年十二月三十一日止年度		
交易類別	現時年度上限	增加金額	修訂年度上限	現時年度上限	增加金額	修訂年度上限	現時年度上限	增加金額	修訂年度上限
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
	(千港元)	*(千港元)*	*(千港元)*	*(千港元)*	*(千港元)*	*(千港元)*	*(千港元)*	*(千港元)*	*(千港元)*
CP China持續關連交易協議	7,516	7,558	15,074	25,000	25,400	50,400	30,000	30,480	60,480
	(8,418)	(8,465)	(16,883)	(28,000)	(28,448)	(56,448)	(33,600)	(34,138)	(67,738)
增長率	-	*101%*	-	-	*102%*	*20%*	-	*102%*	*20%*
卜蜂國際供應協議	2,000	2,000	4,000	2,200	2,600	4,800	2,420	3,340	5,760
	(2,240)	(2,240)	(4,480)	(2,464)	(2,912)	(5,376)	(2,710)	(3,741)	(6,451)
增長率	-	*100%*	-	-	*118%*	*20%*	-	*138%*	*20%*

下列載列經吾等評核修訂年度上限之公平性及合理性之基本原因：

- *金霉素業務*

承於　貴公司之二零零八年中期報告提述，貴集團現為中國最大之金霉素生產商。截至二零零八年六月三十日止六個月，貴集團之金霉素業務有穩步之增長，營業額較去年同期增加13.2%至35,700,000美元。飼料級金霉素及鹽酸金霉素佔總營業額分別約75.6%及24.4%。

(2) 現時年度上限

下表載列(i)截至二零零七年十二月三十一日止年度持續關連交易之銷售金額；(ii)截至二零零八年九月三十日止九個月各持續關連交易之銷售金額及(iii)截至二零零八年十二月三十一日止年度之現時年度上限：

交易類別	銷售金額 截至二零零七年 十二月三十一日止 年度 *人民幣千元* *(千港元)*	未經審核 截至二零零八年 九月三十日止 九個月 *人民幣千元* *(千港元)*	現時年度上限 截至二零零八年 十二月三十一日止 年度 *人民幣千元* *(千港元)*
CP China持續關連交易協議	18,383 (20,589)	2,287 (2,562) *(附註1)*	7,516 (8,418) *(附註2)*
增長率(二零零八年年度化銷售金額與二零零七年銷售金額比較)(附註3)	-	*2%*	-
卜蜂國際供應協議	1,159 (1,298)	1,947 (2,181)	2,000 (2,240)
增長率(二零零八年年度化銷售金額與二零零七年銷售金額比較)	-	*124%*	-

附註1：CP China持續關連交易協議於二零零八年八月二十二日(即完成出售事項當日)生效。於CP China持續關連交易協議項下之銷售金額代表由二零零八年八月二十二日至二零零八年九月三十日之銷售金額。

附註2：截至二零零八年十二月三十一日止財務年度年度上限乃按二零零八年之全年金額按比例由CP China持續關連交易協議生效日(即二零零八年八月二十二日)至二零零八年十二月三十一日以續日之基準計算。

附註3：二零零八年年度化銷售金額乃以 貴集團及CP China集團由二零零八年一月一日至二零零八年九月三十日期間人民幣14,117,000元之銷售金額為基準計算。

承如上述說明，於最近數月， 貴集團根據CP China持續關連交易協議供應予CP China集團及根據卜蜂國際供應協議供應予CP Intertrade之A類商品之金額與現時年度上限比較為重大。 貴集團由二零零八年八月二十二日至二零零八年九月三十日根據CP China持續關連交易協議銷售予CP China集團之銷售金額約人民幣2,300,000元，佔截至二零零八年十二月三十一日止年度之現時年度上限約30.4%。 貴集團於截至二零零八年九月三十日止九個月根據卜蜂國際供應協議銷售予CP Intertrade之銷售金額約人民幣1,900,000元，差不多達截至二零零八年十二月三十一日止財政年度之全年現時年度上限。承如上述說明，於二零零八年 貴集團供應A類商品予CP China集團及CP Intertrade

所考慮之主要因素及理由

在達致吾等就修訂年度上限致獨立董事委員會及獨立股東之推薦意見時，吾等已考慮下列主要理由及因素：

(1) 持續關連交易之背景及原因

貴集團主要從事生產及銷售金霉素產品，通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

CP China集團主要從事農產品貿易、經營飼料廠及家禽業務。

CP Intertrade為一般產品乃至消費者及工業用品之國際品牌之直接出入口商及貿易及推廣代理。

於二零零八年六月十九日舉行之上一次股東特別大會，獨立股東已批准 貴集團履行CP China持續關連交易協議及卜蜂國際供應協議，以及相關協議項下現時年度上限。根據CP China持續關連交易協議及卜蜂國際供應協議， 貴集團於截至二零一零年十二月三十一日止前三年供應A類商品分別予CP China集團及CP Intertrade。

董事確認CP China持續關連交易協議及卜蜂國際供應協議之條款及條件保持不變，以及相關交易乃以正常商業條款、日常業務及對 貴集團公平及合理之情況下簽訂(以相關協議之條款較之於提供予獨立第三者，對 貴集團而言並非稍遜之基準)，因此對股東及 貴公司整體而言有利。

吾等已審閱 貴集團向CP China集團、CP Intertrade及獨立第三方供應A類商品之近期銷售文件樣本。吾等注意到較之於向獨立第三方所提供之單位價格及信貸期，向CP China集團及CP Intertrade所提供者對 貴集團而言並非稍遜。因此，吾等贊同董事之觀點，認為訂立CP China持續關連交易協議及卜蜂國際供應協議乃按一般商業條款及於一般日常商業過程中進行，並屬公平合理且符合股東及 貴公司之整體利益。

已載列於通函之董事會函件(「**董事會函件**」),根據上市規則,CP China及CP Intertrade為　貴公司之關連人士。根據上市規則第14.07條,修訂年度上限之各合共百分比多於2.5%,因此,各修訂年度上限須取得獨立股東於股東特別大會上批准。謝氏家族股東及彼等之聯繫人士控制或有權控制1,486,108,445股股份之投票權(佔　貴公司全部已發行股本約51.43%)將於股東特別大會上以點票方式表決有關修訂年度上限之決議案放棄投票權。

獨立董事委員會(由馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生(彼等為獨立非執行董事)所組成)已成立以向獨立股東就有關持續關連交易下之修訂年度上限提供意見。吾等已獲委聘就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

在吾等就修訂年度上限向獨立董事委員會及獨立股東達成吾等意見及建議時,吾等依賴董事向吾等提供其認為完整及相關之資料及陳述。

吾等亦依賴通函內所載之資料、陳述及假定董事於通函內就所相信、意見及意向而作出之所有聲明於彼等作出時乃真實、準確及完整且於通函日期仍為真實及準確。吾等假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等認為,吾等已審閱足夠資料以達致知情之意見及並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及完整性。吾等已獲董事告知,通函內所提供及提述之資料並無隱瞞或遺漏重大事實。

然而,吾等對　貴公司管理層及董事所提供之資料並無進行任何獨立核實,亦無對　貴公司、CP China及CP Intertrade或彼等各自之任何附屬公司、共同控制企業或聯營公司之業務及狀況進行任何獨立調查。

下文乃滙富致獨立董事委員會及獨立股東就修訂年度上限提供意見之函件全文，僅供載入本通函內。

集團 滙富 KingswayGroup
滙富融資有限公司

香港中環
夏慤道10號
和記大廈5樓
電話：(852) 2877-1830
傳真：(852) 2283-7722

敬啟者：

修訂持續關連交易下現時年度上限

緒言

吾等獲委聘為獨立財務顧問向獨立董事委員會及獨立股東就修訂CP China持續關連交易協議及卜蜂國際供應協議項下之年度上限提供意見，有關詳情列載於卜蜂國際有限公司二零零八年十一月二十八日致股東之通函(「**通函**」)，本函件亦為通函之一部分。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲參照日期為二零零八年四月十八日之公佈及二零零八年五月二十七日之通函，內容有關CP China持續關連交易協議及卜蜂國際供應協議。該等協議項下交易及相關上限已獲獨立股東於二零零八年六月十九日舉行之 貴公司股東特別大會上批准。茲亦參照 貴公司於二零零八年十一月十三日之公佈，董事會宣佈由於最近數月，對於 貴集團根據CP China持續關連交易協議及卜蜂國際供應協議供應A類商品之需求有顯著上升，估計預期銷售予CP China集團及CP Intertrade之金額將超越二零零八年十二月三十一日止年度之相關年度上限。因此， 貴公司建議修訂現時年度上限。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

敬啟者：

修訂持續關連交易下
現時年度上限

吾等獲委任為獨立董事委員會以向　閣下就修訂年度上限(其詳情已列載於二零零八年十一月二十八日刊發予股東之通函(「通函」)之董事會函件內)發表意見，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於CP China持續關連交易協議及卜蜂國際供應協議及概無於該等協議項下交易擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為修訂年度上限對獨立股東整體而言是否公平合理向　閣下提供意見。

滙富已獲本公司委任為獨立財務顧問，就修訂年度上限之公平性及合理性向吾等提供意見。意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第12至18頁。敬請　閣下亦垂注載列於本通函第4至10頁之董事會函件及載列於本通函附錄內之附加資料。

經考慮滙富於其意見函件內之意見、所考慮之主要因素及理由後，吾等認為修訂年度上限就獨立股東而言乃屬公平合理，並符合本公司及其股東之整體利益。

據此，吾等建議獨立股東於股東特別大會上投票贊成提呈之有關批准修訂年度上限之決議案。

此致

列位獨立股東　台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Sombat Deo-isres**	**Sakda Thanitcul**
謹啟	謹啟	謹啟

二零零八年十一月二十八日

G. 推薦意見

已成立獨立董事委員會，以考慮就修訂年度上限對本公司及獨立股東而言是否公平合理，而滙富已獲委聘向獨立董事委員會及獨立股東就該事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第12至18頁，而獨立董事委員會致獨立股東之函件全文載列於第11頁。

獨立董事委員會經考慮滙富之意見後，認為修訂年度上限乃公平合理及符合本公司及股東之整體利益，因此建議獨立股東將於股東特別大會上提呈之相關決議案投票贊成。

董事認為建議重選董事符合本公司及股東之整體利益。因此，董事建議全體股東將於股東特別大會上提呈以舉手形式表決有關重選董事之相關決議案投票贊成。

H. 附加資料

敬希垂注載列於本通函各附錄所載之其他資料。

此致

列位股東 台照

承董事會命
董事
彭小績
謹啟

二零零八年十一月二十八日

F. 股東特別大會

召開將於二零零八年十二月十五日(星期一)上午十時正舉行之股東特別大會之通告載於本通函第28至29頁。將於股東特別大會上提呈以批准修訂年度上限之決議案將以點票形式進行投票。

根據章程細則第59條，於任何股東大會上進行表決之決議案將以舉手形式決定，除非上市規則規定以點票形式決定或(於公佈舉手結果之前或之際或任何其他以點票形式表決之要求被撤銷之際)下列人士要求以點票形式決定：

(a) 大會主席；或

(b) 最少三位親身或由代表出席並有權投票之股東；或

(c) 合共持有不少於在大會上有權出席及投票之所有股東百分之十的總投票權之親身(倘該股東為法團，則為其正式授權代表)或由代表出席之股東；或

(d) 合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之親身(倘該股東為法團，則為其正式授權代表)或由代表出席之股東。

茲隨附適用於股東特別大會之代表委任表格。無論 閣下能否出席股東特別大會，敬請依照隨附代表委任表格上之指示將表格填妥，盡快並無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-7室。 閣下填妥及交回代表委任表格後，仍可依願親身出席大會或其任何續會並於會上投票。

D. 上市規則之涵義

於最後實際可行日期，謝氏家族股東合共直接及間接持有本公司已發行股本約51.43%權益。

CP China（一家投資控股公司）由本公司之控股股東謝氏家族股東持有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有。因此，根據上市規則之定義，CP China為本公司之關連人士。

CP Intertrade（由謝氏家族股東持有51.31%權益）經持有CPI Holding Co., Ltd.之股權而間接持有本公司已發行股本34.74%權益。根據上市規則，CP Intertrade為本公司之主要股東及關連人士。

根據上市規則第14.07條，由於修訂年度上限之合共百份比各自多於2.5%，因此，各修訂年度上限將須取得獨立股東於股東特別大會上批准，以及獨立董事委員會就此發出之建議及獨立財務顧問就此發出之公平意見。根據上市規則，本公司將促使股東特別大會主席將要求以點票方式進行表決有關修訂年度上限之決議案。謝氏家族股東及彼等之聯繫人士控制或有權控制1,486,108,445股股份之投票權（佔本公司全部已發行股本約51.43%）將於股東特別大會上以點票方式表決有關修訂年度上限之決議案放棄投票權。

E. 建議重選董事

根據章程細則第77條，三位董事（均於二零零八年九月八日獲董事會委任該等職務），即謝展先生、彭小績先生及Sakda Thanitcul先生，以及一位董事（於二零零八年十月二十日獲董事會委任該職務），即謝鎔仁先生，將於股東特別大會上退任並將膺選連任。

建議於股東特別大會上重選之各退任董事之履歷列載於本通函之附錄一內。

修訂年度上限之釐訂準則

CP China持續關連交易協議

修訂上限之釐訂乃參照(i)由CP China持續關連交易協議生效日至二零零八年九月三十日，根據CP China持續關連交易協議下本集團實際供應A類商品之價值，該價值為人民幣2,287,000元(約2,562,000港元)；(ii)CP China集團表示預期於二零零八年第四季對A類商品之需求；(iii)A類商品一般市場價格；及(iv)價格可能上升之空間以配合將來中國一般消費品價格上升及數量之增長。

卜蜂國際供應協議

修訂上限之釐訂乃參照(i)於截至二零零八年九月三十日止九個月，本集團根據卜蜂國際供應協議下實際供應A類商品之價值，該價值為人民幣1,947,000元(約2,181,000港元)；(ii)CP Intertrade表示預期於二零零八年第四季對A類商品之需求；(iii)A類商品一般市場價格；及(iv)價格可能上升之空間以配合將來中國一般消費品價格上升及數量之增長。

C. 修訂現時年度上限之原因

本集團主要從事生產及銷售金霉素產品，通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

董事認為修訂年度上限將可令本集團增加向兩個長期及可靠客戶群供應A類商品，從而增加整體收入。董事(包括獨立非執行董事，彼之意見經考慮滙富之意見後發出)認為修訂年度上限乃屬公平及合理並對本公司及其股東整體而言有所裨益。

下表載列各持續關連交易於截至二零零八年九月三十日止九個月之銷售金額：

交易種類	（未經審核）截至二零零八年九月三十日止九個月 人民幣千元	千港元
CP China持續關連交易協議	2,287*	2,562*
卜蜂國際供應協議	1,947	2,181

*附註：CP China持續關連交易協議於出售事項完成日（即二零零八年八月二十二日）生效。由CP China持續關連協議生效日至二零零八年九月三十日於CP China持續關連交易協議下之銷售金額為人民幣2,287,000元（約2,562,000港元）。

下表載列現時年度上限及建議修訂年度上限：

交易類別	截至二零零八年十二月三十一日止年度 人民幣千元（千港元）			截至二零零九年十二月三十一日止年度 人民幣千元（千港元）			截至二零一零年十二月三十一日止年度 人民幣千元（千港元）		
	現時年度上限	增加之金額	修訂年度上限	現時年度上限	增加之金額	修訂年度上限	現時年度上限	增加之金額	修訂年度上限
CP China持續關連交易協議	7,516[1]	7,558	15,074	25,000	25,400	50,400	30,000	30,480	60,480
	(8,418)[1]	(8,465)	(16,883)	(28,000)	(28,448)	(56,448)	(33,600)	(34,138)	(67,738)
卜蜂國際供應協議[2]	2,000	2,000	4,000	2,200	2,600	4,800	2,420	3,340	5,760
	(2,240)	(2,240)	(4,480)	(2,464)	(2,912)	(5,376)	(2,710)	(3,741)	(6,451)

附註1：截至二零零八年十二月三十一日止財政年度年度上限之金額乃以二零零八年之全年金額按比例由CP China持續關連交易協議生效日（即二零零八年八月二十二日）至二零零八年十二月三十一日以續日之基準計算。

附註2：雖然卜蜂國際供應協議於獨立股東批准當日（即二零零八年六月十九日）生效，但其二零零八年年度上限為自二零零八年一月一日至二零零八年十二月三十一日全年。

於最近數月，對於本集團根據CP China持續關連交易協議及卜蜂國際供應協議供應A類商品之需求有顯著上升，並遠超董事會先前之預期。於二零零八年九月三十日，本集團向CP Intertrade供應A類商品之價值已差不多達截至二零零八年十二月三十一日止財政年度之相關年度上限。另外，自CP China持續關連交易協議生效日至二零零八年九月三十日，本集團向CP China集團實際銷售A類商品之價值及預期於第四季度向CP China集團銷售之價值預期將超過截至二零零八年十二月三十一日止財政年度之有關年度上限。為令本集團可繼續根據CP China持續關連交易協議及卜蜂國際供應協議之條款及條件供應A類商品，本公司建議修訂現時年度上限。

本公司亦建議於股東特別大會上重選四位董事，即謝展先生、謝鎔仁先生、Sakda Thanitcul先生及彭小績先生。

本通函之目的為向股東提供(i)修訂年度上限及重選董事之進一步資料；(ii)獨立董事委員會致獨立股東之推薦意見函件；(iii)滙富向獨立董事委員會及獨立股東之意見函件；及(iv)召開股東特別大會之通告。

B. 修訂持續關連交易下現時年度上限

茲參照有關下列協議(各協議及相關上限已於上一次股東特別大會上獲獨立股東批准)之上一份公佈及通函。

(1) 本公司與CP China簽訂日期為二零零八年四月十八日之CP China持續關連交易協議；及

(2) 本公司與CP Intertrade簽訂日期為二零零八年四月十八日之卜蜂國際供應協議。

現時年度上限及修訂年度上限

於最近數月，對於本集團根據CP China持續關連交易協議及卜蜂國際供應協議供應A類商品之需求有顯著上升，並遠超董事會先前之預期。於二零零八年九月三十日，本集團向CP Intertrade供應A類商品之價值已差不多達截至二零零八年十二月三十一日止財政年度之相關年度上限。另外，自CP China持續關連交易協議生效日至二零零八年九月三十日，本集團向CP China集團實際銷售A類商品之價值及預期於第四季度向CP China集團銷售之價值預期將超過截至二零零八年十二月三十一日止財政年度之有關年度上限。為令本集團可繼續根據CP China持續關連交易協議及卜蜂國際供應協議之條款及條件供應A類商品，本公司建議修訂現時年度上限。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
何平僊先生
謝吉人先生
謝杰人先生
謝　展先生
謝仁基先生
謝漢人先生
謝鎔仁先生
彭小續先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港主要營業地點：
香港
夏慤道16號
遠東金融中心
21樓

* *獨立非執行董事*

敬啟者：

修訂持續關連交易下現時年度上限
及
建議重選董事

A. 緒言

董事會參照上一份公佈及通函之該公佈，內容有關CP China持續關連交易協議及卜蜂國際供應協議。該等協議項下交易及相關上限已獲獨立股東於上一次股東特別大會上批准。

「上一次股東特別大會」	指	本公司於二零零八年六月十九日舉行之股東特別大會
「修訂年度上限」	指	將於股東特別大會上提呈獨立股東批准之持續關連交易之建議修訂年度上限
「人民幣」	指	人民幣，中國之法定貨幣
「證券條例」	指	證券及期貨條例（香港法例第571章）
「股東特別大會」	指	藉以批准修訂年度上限及建議重選董事而將予召開之本公司股東特別大會
「股份」	指	本公司股本中每股面值0.01美元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「A類商品」	指	金霉素，為飼料添加劑
「美元」	指	美元，美利堅合眾國之法定貨幣
「%」	指	百分比

於本通函而言，人民幣折換港元之滙率為人民幣1.0元兑1.12港元（僅供説明）。並不表示任何人民幣或港元金額應可或可以按上述滙率或任何其他滙率兑換。

「董事」	指	本公司之董事
「出售事項」	指	本公司根據二零零八年四月十八日由本公司與CP China簽訂之出售協議之條款出售予CP China若干出售權益及出售貸款，詳情已載列於上一份公佈及通函
「現時年度上限」	指	於上一次股東特別大會上批准CP China持續關連交易協議及卜蜂國際供應協議項下之現時年度上限
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會所委任由獨立非執行董事組成以就修訂年度上限向獨立股東提供意見之董事委員會
「獨立股東」	指	謝氏家族股東及彼等各自之聯繫人士以外之股東
「滙富」	指	滙富融資有限公司，一間可從事證券條例附表5所載之第6類受規管活動之持牌法團，並獲委聘為獨立董事委員會及獨立股東有關修訂年度上限之獨立財務顧問
「最後實際可行日期」	指	二零零八年十一月二十四日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國(就本通函而言，不包括香港、澳門特別行政區及台灣)
「上一份公佈及通函」	指	本公司日期為二零零八年四月十八日之公佈及日期為二零零八年五月二十七日之通函，內容有關(其中包括)出售事項及持續關連交易

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「該公佈」	指	本公司於二零零八年十一月十三日發表之公佈
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「章程細則」	指	卜蜂國際之章程細則(不時修訂)
「謝氏家族股東」	指	謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等合共直接及間接持有本公司已發行股本約51.43%權益
「卜蜂國際」或「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號43)
「關連人士」	指	具有上市規所賦予之涵義
「持續關連交易」	指	CP China持續關連交易協議及卜蜂國際供應協議項下之持續關連交易
「CP China持續關連交易協議」	指	本公司與CP China就本集團向CP China集團持續供應CP China集團所需A類商品而於二零零八年四月十八日簽訂之供應協議
「CP China」	指	CP China Investment Limited，一家於開曼群島註冊成立之有限公司，主要從事投資控股
「CP China集團」	指	CP China及彼之附屬公司、共同控制企業及聯營公司
「CP Intertrade」	指	C.P. Intertrade Co., Ltd.，一家於泰國成立之有限公司，主要從事貿易業務
「卜蜂國際供應協議」	指	本公司與CP Intertrade就本集團向CP Intertrade持續供應CP Intertrade所需A類商品而於二零零八年四月十八日簽訂之供應協議

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

修訂持續關連交易下現時年度上限
及
建議重選董事

獨立董事委員會及獨立股東之獨立財務顧問

集團 滙富 KingswayGroup

滙富融資有限公司

董事會函件載於本通函第4至10頁。獨立董事委員會函件及獨立財務顧問滙富融資有限公司函件(載有其對獨立董事委員會及獨立股東所作出之意見)分別載於本通函第11頁及12至18頁。

卜蜂國際有限公司謹訂於二零零八年十二月十五日(星期一)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行股東特別大會，大會通告載於本通函第28至29頁。

無論　閣下能否出席大會，務請　閣下按照隨附之代表委任表格上所列印之指示填妥代表委任表格，並盡快及無論如何必須於該大會或其任何續會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會並於會上投票。

二零零八年十一月二十八日


C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code: 43)



NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 15 December 2008 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company with votes on resolutions numbered 1 and 2 to be taken by way of poll and resolutions numbered 3 to 6 to be taken by show of hands:

ORDINARY RESOLUTIONS

1. "**THAT** the annual caps under the CP China-CCT Agreement (as defined in the circular of the Company dated 28 November 2008 of which this notice forms part) for the financial year ending 31 December 2008 be increased to RMB15,074,000 representing the prorated portion for the remaining part of the year ending 31 December 2008 from 22 August 2008 being the date on which the CP China-CCT Agreement became effective, and for the financial years ending 31 December 2009 and 31 December 2010 be increased to, RMB50,400,000 and RMB60,480,000, respectively."

2. "**THAT** the annual caps under the CPP Supply Agreement (as defined in the circular of the Company dated 28 November 2008 of which this notice forms part) for each of the three financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 be increased to RMB4,000,000, RMB4,800,000 and RMB5,760,000, respectively."

3. "**THAT** Mr. Chatchaval Jiaravanon be and is hereby re-elected as executive director of the Company."

4. "**THAT** Mr. Suphachai Chearavanont be and is hereby re-elected as executive director of the Company."

5. "**THAT** Mr. Pang Siu Chik be and is hereby re-elected as executive director of the Company."

6. "**THAT** Mr. Sakda Thanitcul be and is hereby re-elected as independent non-executive director of the Company."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 28 November 2008

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-Law 59 of the Company's Bye-Laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As at the date of this notice, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr.Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

PROXY FORM FOR THE SPECIAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ______________________________
of ______________________________
being the registered holder(s) of[2] ______________________________
share(s) of US$0.01 each in the capital of C.P. Pokphand Co. Ltd. (the "Company"), hereby appoint[3] the Chairman of the Special General Meeting (the "Meeting") or ______________________________
of ______________________________
as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting to be held at 21/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong on Monday, 15 December 2008 at 10:00 a.m. for the purposes of considering and, if thought fit, passing with or without modifications, the resolutions as set out in the Notice convening the said Meeting and at such Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To approve the revised annual caps under the CP China-CCT Agreement.		
2.	To approve the revised annual caps under the CPP Supply Agreement.		
3.	To re-elect Mr. Chatchaval Jiaravanon as executive Director.		
4.	To re-elect Mr. Suphachai Chearavanont as executive Director.		
5.	To re-elect Mr. Pang Siu Chik as executive Director.		
6.	To re-elect Mr. Sakda Thanitcul as independent non-executive Director.		

Dated this ________ day of ____________, 2008 Signature[5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Special General Meeting (the "Meeting") or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the Meeting and on any resolutions which have been properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investors Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the said Meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

股東特別大會(或其任何續會)適用之
代表委任表格

本人／吾等(附註1) ____________________

地址為 ____________________

為卜蜂國際有限公司(「本公司」)股本中每股面值0.01美元股份(附註2) ______________ 股

之登記持有人，茲委任(附註3)股東特別大會(「該大會」)主席或 ____________________

地址為 ____________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零八年十二月十五日(星期一)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行之該大會或其任何續會，藉以考慮並酌情通過召開該大會通告所載之決議案(不論有否經修訂)並代表本人／吾等以本人／吾等之名義，依照下列指示就以下決議案投票，倘未有作出指示，則由本人／吾等之委任代表自行酌情投票。

	普通決議案	贊成(附註4)	反對(附註4)
1.	批准CP China持續關連交易協議項下之修訂年度上限。		
2.	批准卜蜂國際供應協議項下之修訂年度上限。		
3.	重選謝展先生為執行董事。		
4.	重選謝鎔仁先生為執行董事。		
5.	重選彭小績先生為執行董事。		
6.	重選Sakda Thanitcul先生為獨立非執行董事。		

日期：二零零八年 ________ 月 ________ 日　　　簽署(附註5)：____________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將 閣下登記之股份數目填上。如 閣下未有填上股份數目，則本代表委任表格將被視作為與 閣下登記之所有本公司股份有關。
3. 如擬委任該大會主席以外人士擔任代表，請刪去「股東特別大會(「該大會」)主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東，但須親自出席該大會以代表 閣下。
4. **注意： 閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。** 閣下如未有在欄內作出指示，則 閣下之受委代表有權酌情投票。 閣下的代表亦有權就召開該大會的通告中所載以外而從適當途徑提呈該大會的決議案及任何決議案的任何修改自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，倘股東為公司，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 如為聯名持有人，排名首位的持有人親自或委任代表投票後，其他聯名持有人概無投票權。就此而言，排名次序乃按照股東名冊內的排名次序而定。
7. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於該大會指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806至7室)，方為有效。
8. 本代表委任表格之每項更改，均須由簽署人簡簽。
9. 閣下填妥及交回代表委任表格後，屆時仍可出席該大會，並於該大會上投票。

END